Via Facsimile and U.S. Mail
Mail Stop 03-09


April 8, 2005


Mr. Gregory P. Hanson
Chief Financial Officer
Avanir Pharmaceuticals
11388 Sorrento Valley Road
San Diego, CA 92121

Re:	Avanir Pharmaceuticals
	Form 10-K for the fiscal year ended September 30, 2004
	File No. 001-15803

Dear Mr. Hanson:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should revise your document in response to these comments in future filings beginning with your Form 10-K for the fiscal year ended September 30, 2005. In a supplemental letter, please either confirm that you will comply with these comments in future filings or, if you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please provide us this letter, that keys your responses to our comments, within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended September 30, 2004

Selected Consolidated Financial Data, page 21

1. Please include gross profit in your selected quarterly financial data as required by Item 302 of Regulation S-K.

Management`s Discussion and Analysis

Liquidity and Capital Resources, page 33

2. Your discussion of your license agreement with IriSys Research and
Development, LLC includes references to payments that you will potentially make related to achievement of milestones and royalties.
Please assess whether these milestone payments and royalties meet the criteria of a purchase obligation and if these milestone payments and royalties should be shown in the contractual obligations table under
Item 303(a)(5) of Regulation S-K. Include explanatory footnotes to this table as necessary to provide the essential data needed to understand the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from the table. If as a result of that assessment, you do not include these payments in the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of event milestone and royalty commitments that are reasonably likely to be paid. Please refer to section IV of Financial Reporting Release 72.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-14

3. Please tell us and expand your disclosure to include your revenue recognition policy for product sales, including any related return policy. Please formulate this response to specifically address how your policy complies with SAB 101.

4. We note you are deferring the revenue received from the sale of rights to future royalties to Drug Royalty USA because of continuing involvement in earning the royalties. Please provide us your analysis of the required revenue recognition for this transaction and tell us what continuing involvement you have with GlaxoSmithKline in earning future royalty revenues.


*    *    *    *





	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 942-
2976
or Lisa Vanjoske, Assistant Chief Accountant, at (202) 942-1972 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Hanson
Avanir Pharmaceuticals
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